

February 12, 2013

Via Email
Marcus Frasier
President and Chief Executive Officer
Idle Media, Inc.
216 S. Centre Avenue
Leesport, PA 19533

> **Re:** **Idle Media, Inc.**
> **Item 4.02 Form 8-K/A No. 2**
> **Filed February 7, 2013**
> **Response dated February 7, 2013**
> **File No. 0-54736**

Dear Mr. Frasier:

We have reviewed your response letter as well as your filing and have the following comments.

Item 4.02 Form 8-K/A filed February 7, 2013

1. We note your response to comment 1 in our letter dated January 31, 2013. We note your belief that amending the Form 10 and Form 10-Q "fully satisfies [your] reporting requirements." However, without additional analysis from you as to the basis for this belief, we are unable to agree with your conclusion. Regardless, if you decide not to amend the periodic reports filed prior to the filing of your Form 15 on March 8, 2012 for the periods for which you have otherwise agreed to provide restated financial statements, please acknowledge your potential liability for the periodic reports that you have chosen not to amend. Please acknowledge such potential liability in your Form 10 by including a risk factor discussing such potential liability, and include such disclosure elsewhere as appropriate.

2. We read your response to comment 2. Refer to your statement in the second paragraph, "[I]t was noted while reviewing historical information that revenues recorded by Zoeter, LLC were derived by DatPiff, LLC's website and were therefore properly allocable to DatPiff, LLC." Tell us and disclose specifically when this revenue recognition error was discovered. If the error was discovered subsequent to your determination that Zoeter, LLC does not constitute a variable interest entity, than revise to state this fact.

3. We read your disclosure that Zoeter, LLC had "limited activities" and therefore it is unclear how you previously concluded it was appropriate to record the

revenues at the Zoeter, LLC level that were generated by DatPiff, LLC irrespective of the revenues following the cash receipt notion. Please advise.

4. Refer to your statement, "Once the Company determined that revenues recorded by Zoeter, LLC were properly allocable to DatPiff, LLC, the Company noted that Zoeter, LLC had little activities <u>requiring subordinated financial support</u>. The Company thus concluded that Zoeter, LLC did not constitute a variable interest entity and should no longer be consolidated with the Company." Please provide to us your complete VIE analysis previously requested in our conference call on November 28, 2012 which initially concluded Zoeter, LLC was a VIE. Your disclosure indicates your conclusion was premised on Zoeter, LLC requiring subordinated financial support. However, we note Idle Media, Inc. had no apparent obligation to provide such support and in fact previous support provided to Zoeter, LLC was in the form of cash advances with no formal arrangements or agreements in place.

5. We read your response to comment 3 and your statement, "[T]he Company estimates that receivables of $1,077,000 from Zoeter, LLC are being recorded as a reduction of stockholders' equity." Show us how this amount was calculated and further reconcile the amount of $1,077,000 to your September 24, 2012 response letter in which you stated, "As of September 30, 2011 and 2010 intercompany receivables due to the Company of $415,708 and $222,045, respectively, were eliminated during consolidation."

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant at (202) 551- 3202, or you may direct your questions to me at (202) 551-3720.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief